Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Employee Presentation

On July 20, 2011, Nalco Holding Company (“Nalco”) held a presentation for employees of Nalco regarding the proposed merger of Nalco and Ecolab Inc.  The following slides were used in conjunction with that presentation:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary  or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretatry and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

1
Merger
July 20, 2011
CONFIDENTIAL Until 5:30 a.m. CT

 Cautionary Statements Regarding Forward-Looking Information

  This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-
 looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.
 These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

      Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and
 Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the SEC. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

       Additional Information and Where to Find it
  Ecolab will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE
 REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE
 THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at
 www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102,
 Attention: Corporate Secretatry and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

      Participants in the Merger Solicitation
  Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
       Non-Solicitation
       This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Today is an extraordinary day in
Nalco’s history

Expanded strategic vision
y Dramatically expanded position as the world’s largest
 sustainability technology and services organization
y The $11 billion market leader
y Nalco’s Essential Expertise in Water, Energy and Air
y Merged with Ecolab - the global leader in food safety,
 infection prevention and public health
y Purpose-driven, strategically aligned, collectively inspired
y A high-growth company that creates value for customers,
 employees, shareholders and communities
y Common commitments to safety and ethics

Sustainability is all about driving the economy, environment and society together

SOCIAL
SUSTAINABLE
ENVIRONMENT
ECONOMIC

• Ecolab is the world leader in social improvement
 ➢ Food safety, infection protection, public health
• Nalco is the world leader in B2B environmental improvement
• Both drive economic returns for our customers
• Together, we are stronger, broader and more effective

Strategic Goals
y Extend Corporate Accounts leadership globally
y Expand leadership position in emerging markets
y Accelerate our rate of innovation and development of
 integrated solutions in Light markets
y Build Healthcare to be one of the expanded company’s
 core businesses
y Leverage broader technology expertise
y Leverage scale and infrastructure

Shared Values, Shared Culture
Ecolab Purpose & Values:
“. . . Our products and services prevent disease and infection. Keep food supplies safe. Protect the places where people eat, sleep, work, play and heal. . .
. . Our aim is to use water and energy with care. To sustain the earth’s resources. . .
. . .. We touch what is fundamental to human life. . . .
. . We help our customers succeed. Reduce risk and worry. Free them to grow”

Nalco Vision & Mission
Earn customers for life . . .enhance the lives of our employees  . .
..protecting the planet
. . .creating value for customers . . .services and technologies . . .save water and energy, enhance production and improve air quality  . .
..reducing total costs of operation

Ecolab + Nalco =
Delivering on Our Vision

Deal Overview
y Ecolab and Nalco (NYSE: NLC) jointly announced intent to merge on July 20
y Goal to close in 3-4 months
y Nalco will continue to operate under its brand name and will continue to operate as a Nalco entity
y Combined corporation becomes Ecolab, Inc., an $11B+
 organization with headquarters in St. Paul
Accelerated growth and value creation

Why Does This Deal Make Sense?
y Natural fit, with complementary strengths & business models
 ▪ Both companies have great technology plus superior field service
 ▪ Both companies are customer focused and growth driven
y Bolsters our drive for double-digit growth
 ▪ Delivers on key macro trends, including water scarcity and growing energy demands
 ▪ Strengthens presence in emerging markets, combined $1.5B
y Builds on existing core business
 ▪ Enhances our breadth of capabilities for existing customers, while adding new customer set
 ▪ Builds out Ecolab circle the customer strategy
y Positive combination that strengthens Nalco’s financial position
 ▪ Adds to Ecolab earnings in first year
 ▪ Further deleveraging in 2012 and 2013

Complementary Strengths
Corporate Account
Model
Technology
Technology
Service Culture
Service Culture
Industrial Supply
Chain Expertise
Customer Base
Customer Base
Customer Value
Customer Value
Key Accounts

ECOLAB	NALCO
Technology	APEX DryExx system	3D TRASAR® TECHNOLOGY
Technology Centers	7	14

Technology and Service Focus
y Sales and Services Employees ~14,500 ~7,500
y Patents  3,700+  1,800+
y R&D Employees  700  600
y R&D 2010  $88M  $80M

20%
17%
17%
13%
7%
9%
8%
9%
Food service
Energy
F&B
Industrial
Paper
Healthcare
Hospitality
Other

Looking forward, a Stronger Enterprise
Global leader in cleaning, sanitation, water and energy solutions that  protect health, improve the environment and aid economic growth
•$11+ billion
•38,000+ employees
•Broad global
coverage

Significant Increase in Scale Bolsters
Our Competitive Differentiation
$ in millions
1) Excludes potential transaction synergies.
Excluding synergies, pro forma Revenues and EBITDA
in excess of $11 billion and $2 billion, respectively
2011E Financials	Ecolab	Nalco	Combined(1)

Revenue	$6,691	$4,672	$11,363

Gross Profit	$3,324	$1,983	$5,308
% Margin	49.7%	42.4%	46.7%

EBITDA	$1,279	$773	$2,052
% Margin	19.1%	16.5%	18.1%

2011 to 2013 CAGR
Ecolab
Nalco
 Combined(1)
Revenue Growth	7.7%	8.6%	8.7%
EBITDA Growth	13.5%	14.5%	16.0%
Net Income Growth(2)	13.5%	29.2%	23.9%
1) Includes $163 million of commercial revenue synergies and $103 million of gross cost synergies.
2) Excludes non-recurring charges and adjustments.

Synergies Come Primarily From Growth
vs. Cost
y This merger is primarily about value creation through growth and building breadth of capability to better serve our customers, and much less about cost synergies
 ▪ Market share gain
 ▪ Expanded customer offerings
y However, we do plan for $150 million in cost synergies in G&A and
 Supply Chain
 ▪ Streamlining G&A (executive and corporate duplication)
 ▪ Scale and volume leverage
 ▪ Utilization improvement
 ▪ Cost productivity

A Lot Will Stay the Same
y Our commitment to safety and ethics remains
y This does not fundamentally change how we go to market
y Sales and service stay positioned the way they are
y Very few people will be impacted, with technology and field organizations expected to stay largely intact
y We see two great organizations working together, to
 provide our customers with an increased number of broader
 solutions
y Nalco Energy Services and Water and Process Services
 continue as key business units with the same people and
 the Nalco brand.

What This Means To You
y With this merger, no Company does more to drive
 sustainability in business
 ▪ You become part of delivering even broader positive benefits to the world, helping businesses to operate sustainably by preserving natural resources, keeping food supplies safe and prevent the spread of infection.
y Together, our businesses benefit more strongly from the
 critical macro trends shaping our world
y You are part of a larger, stronger organization that is poised for exceptional growth and has a stronger financial position to pursue growth
y You will have more to offer our customers
y You will have more career opportunities and we will work to maximize these opportunities

Who is Ecolab Today?

Company Background
7 R&D Centers Worldwide
More Than 3,500 Patents
$400 Million in Global R&D Investment
 Over the Last Five Years
50 Manufacturing & Distribution Facilities Worldwide
26,000 Associates Serving Customers in
 Over 160 Countries
$6 Billion in Sales

ETHISPHERE
THE HEALHCARE ISSUE

Business Ethics
THE MAGAZINE OF CORPORATE RESPONSIBILITY
100
best corporate citizens 2006
You're the New Ethics Officer — Now What?
The South African Brand of CSR

CRO 10

CRO's 10 Best
Corporate Citizens
by Industry • 2007

THE WILBUR S. FEAGAN
F&H FOOD EQUIPMENT CO.
BLACK PEARL AWARD

AMERICA'S 400 BEST BIG COMPANIES
Forbes
COMPANY OF THE YEAR
AT&T

Make the World Better
“10 Best
Corporate Citizens”
“World’s Most
Ethical Companies”
“Best
 Corporate Citizens”
“Food Safety and
 Quality Excellence”
“America’s Best
 Big Companies”

Ecolab’s Business
STRONG EPS GROWTH OVER TIME
Note: Adjusted EPS, excluding special gains and discrete tax items
Forecast
$2.47-
$2.53
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
1999
2001
2003
2005
2007
2009
2011

Be Clean & Safe
Ecolab’s leadership in key technologies enables the development of comprehensive cleaning and sanitation solutions that keep food supplies safe, prevent infection and protect public health.
Antimicrobials
Hand & Skin
Care
Hard Surface
Treatment
Clean-In-Place
(CIP)
Textile
Care
Conveyor
Lubricants
Floor
Finishes
Entomology
Solid
Chemistry
Instrument
Care
Sensors &
Controls
Cleaning
Tools
Environmental
Impact
Indoor
Air Quality
FOOD
SAFETY
PROGRAMS
INFECTION
PREVENTION
PROGRAMS
PUBLIC
HEALTH
PROGRAMS

Be Clean & Safe
Ecolab employees - called associates - leverage Ecolab’s technical expertise across businesses and geographies to ensure our customers - and their customers - are safe and secure at each and every location.
GLOBAL CLEANING & SANITATION SOLUTIONS
PERSONALLY & CONSISTENTLY DELIVERED
Everywhere It Matters
FOOD
SAFETY
PROGRAMS
INFECTION
PREVENTION
PROGRAMS
PUBLIC
HEALTH
PROGRAMS
Restaurants
Hotels
Hospitals
Food &
Beverage
Manufacturers

starwood Hotels and Resorts

IKEA

Heineken

Fairmont HOTELS & RESORTS

Marriott

SAB MILLER

Sysco

Elior

FOUR SEASONS Hotels and Resorts

ups

i'm lovin' it

COMPASS GROUP

MAYO CLINIC

Yum!

SUBWAY

ARAMARK

kraft foods

Walmart Save money. Live better.

sodexo

T.G.I. FRIDAY'S

DARDEN

Disney

Nestlé

Red Lobster

Smokey Bones BBQ

Olive Garden

Bahama Breeze

ConAgra Foods Food you love

8 Decades of Trusted Partnerships

26

US
EMEA
ROW
30%
18%
52%
Food Retail
5%
Other
10%
Lodging
10%
Restaurant
20%
Education & Gov’t
5%
Healthcare
15%
Quickservice
10%
Food &
Beverage Mfgrs.
25%
2010 Sales
by Region
2010 Sales
by Market

EMEA -
4,000+
Asia Pacific -
1,700+
Latin America -
800+
North America -
7,800+
14,000+ Sales and Service Associates

North America
City of Industry, Calif.
San Jose, Calif.
Jacksonville, Fla.
McDonough, Ga.
Elk Grove Village, Ill.
Joliet, Ill.
South Beloit, Ill.
Huntington, Ind.
Eagan, Minn.
St. Louis, Mo.
Columbus, Miss.
Greensboro, N.C.
Carrollton, Texas
Fort Worth, Texas
Garland, Texas
Tyler, Texas
Martinsburg, W.Va.
Mississauga, Canada
San Jose’, Costa Rica
Mexico City, Mexico
Acuna, Mexico
Latin America
Pilar, Argentina
Sao Paulo, Brazil
Santiago, Chile
Bogota, Colombia
La Romana, Dominican Republic
Asia Pacific
Melbourne, Australia
Perth, Australia
Revesby, Australia
Guangzhou, China
Shanghai, China
Cikarang, Indonesia
Noda, Japan
Shika, Japan
Hamilton, New Zealand
Manila, Philippines
Singapore, Singapore
Seoul, South Korea
Bangkok, Thailand
Europe
Tessenderlo, Belgium
Chalons, France
Siegsdorf, Germany
Mandras, Greece
Mullingar, Ireland
Rozzano, Italy
Mosta, Malta
Nieuwegein, Netherlands
Varsseveld, Netherlands
Zutphen, Netherlands
Racibor, Poland
Maribor, Slovenia
Baglan, United Kingdom
Cheadle (Hulme), United Kingdom
Leeds, United Kingdom
Africa
Johannesburg, South Africa
Dar es Salaam, Tanzania
Manufacturing & Distribution
Facilities

What To Expect: Continued
Communications
y This week and next we will be meeting with customers and employees to discuss the new organization
y Over the next 3 months until the expected close of the deal in Q4 we will continue to update our employees and customers
y Short term and long term: Continue to operate, business as usual
y Integration planning will begin, but integration will not start until after deal close

Transition Approach: Do’s
y Take the opportunity to become familiar with Ecolab’s
 business
y Serve our customers well, ensure they know it is business-
 as-usual
y Reinforce with customers that this merger is all about
 gaining capabilities, scale and technology that will enable the combined company to do more for them
Do:

Transition Approach: And a Few Don’ts
y Speculate about organizational changes
y Speculate about the status of any Ecolab or Nalco business unit, plant, research center or other facility
y Request customer information from Nalco or provide
information about our customers to Nalco until the transaction closes
y Speak poorly of competitors
y Get distracted from our number-one priority - providing
superior service to our customers -- SAFELY
Do Not:

We Have an Exciting Future Ahead
of Us

Working Together, We Will Be a
Larger, Stronger Company

Delivering a Cleaner, Safer,
Healthier World